Exhibit 99.2

HFF PARTICIPAÇÕES S.A.

COMPANY APPRAISAL REPORT

DISCOUNTED CASH FLOW VALUATION METHOD

SINGLE VOLUME

December/2008

TABLE OF CONTENTS

1.	INTRODUCTION	1

2.	DESCRIPTION OF THE COMPANY	1

3.	METHODOLOGY CONSIDERATIONS	4

4.	ASSUMPTIONS ADOPTED FOR VALUING THE COMPANIES	7
	4.1) Timeframe	7
	4.2) Discount rate	7
	4.3) Production units and distribution structure	8
	4.4) Gross Sales Revenues	8
	4.5) Sales taxes	8
	4.6) Operating Costs, Administrative and Selling Expenses	8
	4.7) Depreciation and amortization	9
	4.8) Financial Income	9
	4.9) Income and Social Contribution Taxes	9
	4.10) Investments	9
	4.11) Changes in Working Capital	9
	4.12) Contingencies	10
	4.13) Subsequent Events	10

5.	CONCLUSION	11

6.	PLANCONSULT	13

7.	DISCLAIMER	20

8.	GLOSSARY	22

9.	APPENDIX	23

1.              INTRODUCTION

The company HFF Participações S.A. (“HFF”), a holding whose only assets is the participation in common shares, representing 89.78% of the common total stock, corresponding to 33,6% of the total capital of SADIA S.A. (“SADIA”) and a cash value of R$ 400.00, will be incorporated by PERDIGÃO S.A. (“PERDIGÃO”).

PLANCONSULT Planejamento e Consultoria Ltda. was retained by PERDIGÃO to value the shares of HFF, which as of the date of the merger of shares into PERDIGÃO , within the scope of the proposal for merger of HFF into PERDIGÃO, as of the base date of December 31, 2008. This appraisal was created to establish the economic value of HFF,

Since the main asset of HFF is the participation in common shares of SADIA, it is necessary to evaluate the economic value of SADIA. This appraisal will be based on the future profitability criterion, applying the present-value discounted cash flow evaluation method for the following purposes of justifying the merger and capital increase, in conformity with the provisions in article 252 — Paragraph 1, combined to article 8 of Law No. 6404/76, of December 15, 1976.

2.              DESCRIPTION OF THE COMPANY

HFF Participações S.A. (“HFF”), is a holding company and has its headquarters and jurisdiction in the municipality of São Paulo, Estate of São Paulo, located at Rua Fortunato Ferraz nº 365, 2º andar sala 2 Vila Anastácio CEP 05093-901.

National Corporate Taxpayers Register CNPJ No: 09.625.992/0001-17    NIRE: 35300357485

SADIA S.A. (“SADIA”) has its headquarters and jurisdiction in the municipality of Concórdia, Estate of Santa Catarina, located at Rua Senador Attílio Fontana, n° 86, Centro, CEP 89700-000

National Corporate Taxpayers Register CNPJ No: 20.730.099/0001-94    NIRE: 42300025747

SADIA is a publicly-held company governed by these By-laws, the Brazilian Corporate Law and other Laws and Regulations applicable to the Company and its purpose, an operating for an indefinite period.

SADIA’s purposes are: operating agricultural, industrial and commercial activities related to food products in general; operating slaughterhouses, tanneries, meatpacking plants, plants for processing food, whether canned or not, meat, fats and dairy products, vegetable oils, as well as cold storage warehouses including meat warehousing, preservation, storage and classification; processing of meat in general, by-products and selected cuts; processing and trading of wheat, other grains and their by-products; livestock (beef cattle, swine, ovine, caprine and poultry); lumber mills; road transportation of own and third party goods and rental of cold store chambers, silos and warehouses (leasing cold storage chambers, silos and depots does not characterize general warehouse activities as foreseen in Decree No. 1102, of November 21, 1903); all activities related to agriculture and agribusiness, and trading of grains and other primary and/or processed products on the domestic and foreign markets; improvement, processing and trading of substances and products in general for human and animal feed; processing and trading of chemical, sanitary and veterinary products for use in agriculture, poultry, beef cattle and swine raising, and livestock in general; forestry and reforestation activities;

any other agricultural, industrial and commercial activities related to the Company’s purposes; and planning and development of agricultural and engineering projects under the responsibility of professionals duly qualified by the appropriate bodies.

SADIA’s main activities are organized in four segments: processed products, poultry, pork and beef. The Company’s wide distribution chain allows for its products to be traded at retail chains, small commercial establishments and food service chains in Brazil and abroad.

SADIA’s products are distributed through several points of sale on the domestic market, and exported to Europe, the Middle East, Eurasia, Asia and the Americas. SADIA’s industrial facilities encompass 18 own industrial units, 4 leased units and 16 distribution centers located in 14 Brazilian states.

The segment of processed products has become the main focus for investments in the past years and includes frozen ready meals, pizzas and chilled pasta, margarines, processed poultry and swine by-products, breaded products, light line, cold cuts and portioned products, aside from desserts.

SADIA’s shares are listed on the São Paulo Stock Exchange, complying with Level 1 Corporate Governance rules, under the SDIA3 and SDIA4 codes. SADIA depositary receipts representing its preferred shares are also listed on the Madrid Stock Exchange (Latibex), as well as on the New York Stock Exchange (NYSE).

SADIA integrates Corporate Governance Level 1 of the São Paulo Stock Exchange, a segment which includes the shares of companies with best corporate governance practices. In case of disposal of the Company’s control, the shareholders of common and preferred shares are entitled 80% tag along rights, that is, they will receive 80% of the amount paid per common share of the control block. Thus, SADIA’s shares are included in Bovespa’s Special Corporate Governance Stock Index (IGC) and in the Tag Along Stock Index (ITAG).

The capital stock, subscribed and paid in, is divided into the following number of shares with no par value:

	2008	2007

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000
Total shares	683,000,000	683,000,000
Common and preferred treasury shares	(10,049,288)	(10,259,288)
Total outstanding shares	672,950,712	672,740,712

Legend:

Estrutura Societária = Corporate Structure

3.              METHODOLOGY CONSIDERATIONS

In order to evaluate HFF, it is necessary to establish its participation in common shares of SADIA, and consequently its economic value, based on the future profitability criteria.

The value of SADIA was determined with the use of the Free Cash Flow to Firm — FCFF method.

The Free Cash Flow to Equity method is used in evaluating a company according to the present value of the cash flow generated by it, which evaluation is carried out by analyzing all the income and capital accounts influencing the operational results, as well as assets which do not generate cash flows, but have a market value for sale (realization).

After the initial understanding of the business (a stable, cyclic company with growth potential, useful assets, undergoing a restructuring process, etc.), we considered its historical aspects and a certain scenario, projected the company’s growth model (stability, growth in one, two or more stages) and the variables; sales, costs, new investments required for the expansion and technological adequacy of the business, as well as the operational replacement investments, and cash recovery from depreciation and amortization, and defined the residual value of the assets, as applicable.

The overall business risk is determined as from the business natural risk, its stage of development or maturity, the competing conditions arising out of the industry structure (oligopoly or competitive scenario), and globalization. We have, further, considered the interest rate free of risk in the economy. In general, the discount rate reflects the expectancy based on similar investment opportunities at the present time.

Throughout the appraisal process, we took into consideration the existence of eventual non-operating assets and their realization, besides the existence of cash surplus at the beginning date of the project, as well as the residual value of the assets, if applicable.

The period during which cash generation is computed is, in general, such time as is consistent with the life of the assets and the technical and marketing feasibility of the company.

We developed the appraisal assembly work as from the identification of the business model and the company’s market position, considering, whenever possible, the current stage of adjustment of the company to the globalization process, in particular as far as it refers to price, costs and standard of products and services.

Two aspects of this method deserve special attention: the Time Frame of the Free Cash Flow to Equity and the discount rate, which reflects Capital Cost. As for the Time Frame of the cash flow, the appraisal of the company was carried out in two different periods, during and after a certain explicit projection period. Therefore, we have:

Company value	=	Present value of the cash flow during the explicit forecasting period	+	Present value of the cash flow after the explicit forecasting period

Present value of the Free Cash Flow to Firm during the explicit period: is the present value resulting from the operational cash flows during a certain period of time that is feasible for projections, according to the type of activity of the company.

Perpetual value: also defined as residual value or terminal value, is the value for the period after the last year of the explicit period. It is calculated as from the FCL result for the period subsequent to the last projection period, divided by the discount rate adopted, deducted from the perpetual growth rate, that is:

Residual Value =	Net Result of last year’s explicit forecasting period
Discount rate – perpetual growth rate

The discount rate of the Free Cash Flow to Firm is the own capital cost, as defined by the WACC methodology, shown in item 4.1 below.

All the cash flow elements must be deflated up to their present values and, after adding them up, their net present value is achieved, which reflects the market value of the company, pursuant to the method of the Free Cash Flow to Equity, discounted at present value.

The present value concept includes the concept of capital opportunity cost. The discount rate reflects the return the company’s shareholders are able to obtain on the market from an investment with a similar risk profile.

Notes:

a)              Assigning value to minority shareholder’s shares and controller’s shares

•                  As per the Brazilian regulations (Art 254-A of Law 6404/76), the divestiture of publicly-held companies includes the mandatory payment to the other voting shareholders of a minimum price equivalent to 80% of the amount paid per share holding voting rights and composing the Control Block. In this case, the control premium corresponds to 25% compared to the paid value to the other voting shareholders.

•                  SADIA’s by-laws foresee that preferred shares have the right to be included in a public offering for disposal of control, under the conditions defined by the Brazilian Laws, the minimum price equal to eighty percent (80%) of the amount paid per share holding voting rights and integrating the control block being assured.

b)             The Holding HFF will own, at the date of the merger of shares by PERDIGÃO, the control of SADIA, in the way that its common shares might reach up to 25% over the value of other shares issued by SADIA, in case of a divesture of the Company’s control.

c)              Although the rules established in Art 254-A of Law 6404/76 do not apply in the merger of shares, it should be adopted as a criteria for defining the controlling premium that HFF has right to, as established in the referred legal rule.

4.              ASSUMPTIONS ADOPTED FOR VALUING THE COMPANIES

The information used in this appraisal of SADIA (and consequently of HFF) was mainly based on strategic and other projections, such as investments, indebtedness, taxes, administrative and selling expenses and progress forecasts, all of them supplied by the Company’s management.

Macroeconomic Assumptions of the Free Cash Flow:

The macroeconomic assumptions used in cash flow forecasts are presented as follows:

	unit	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Macroeconomic

GDP
Brazil (real growth rate)	[%]	-0.1%	3.4%	4.1%	4.3%	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
World GDP - IMF (April 2009)	[%]	0.9%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

Inflation
IPCA	[%]	4.4%	4.3%	4.4%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
CPI - IMF	[%]	0.1%	1.1%	1.5%	1.8%	1.9%	1.9%	1.9%	1.9%	1.9%	1.9%

Exchange rate (R$ / US$)
Final exchange rate	[R$/US$]	2.01	2.07	2.13	2.16	2.19	2.24	2.29	2.35	2.40	2.46
Average exchange rate	[R$/US$]	2.11	2.07	2.13	2.17	2.17	2.22	2.27	2.32	2.37	2.43

Interest Rate
Selic rate	[%]	10.0%	9.4%	9.6%	9.7%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%
TJLP	[%]	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%	6.25%

This appraisal takes into account the perpetuity value at a growth rate equivalent to 4.3% (APPENDIX A).

4.1) Timeframe

The Discounted Cash Flow is foreseen for a 10-year period (2009-2018), perpetuity being considered afterward.

4.2) Discount rate

In relation to the discount rate of the flow, we have adopted, in this work, the Weighted Average Cost of Capital - WACC, equivalent to 13.0% (APPENDIX A), based on data provided by the Company.

SADIA’s forecasts were prepared in domestic currency, once data supplied by the Company for the projections used in this work, through the Business Plan, consider projected inflation based on indicators disclosed by the Brazilian Central Bank, as well as others made available by Investment Banks and Specialized Consulting Companies.

4.3) Production units and distribution structure

The Company’s portfolio puts together some 700 items distributed in more than 300 thousand points of sale throughout Brazil. Approximately 1,000 items are exported to over 100 countries.

In the end of 2008, the Company counted on 17 own industrial units in eight Brazilian states and one in Kaliningrado, Russia, whose operations started in 2008, in addition to 12 large distribution centers in Brazil.

SADIA has commercial offices in 14 countries: Germany, Argentina, Austria, Chile, China, the Arab Emirates, Holland, England, Japan, Portugal, Russia, Turkey, Uruguay and Venezuela.

In 2008 the Company also started operations at its largest Brazilian unit, located in Lucas do Rio Verde (state of Mato Grosso), which added a slaughtering capacity of 500 thousand head/day of poultry and 5 thousand head/day of swine.

4.4) Gross Sales Revenues

Sales forecasts were based on both revenues history and growth estimates considering the investments made in the processed food segment, acquisition of companies, and addition of products with higher added value in accordance with the strategic goals of sustainable growth, having as reference the results attained in 2008 and the Company’s business plan, as follows:

•                  2009 — 4.3% growth;

•                  2010 — 8.9% growth;

•                  2011 — 11.4% growth;

•                  2012 — 10.3% growth;

•                  2013 — 10.5% growth; and

•                  2014 to 2018 — 9.2% growth year on year.

4.5) Sales taxes

SADIA’s operating activities are subject to IPI, PIS/COFINS, and ICMS taxes plus the percentage of discounts and reductions over gross sales revenues.

4.6) Operating Costs, Administrative and Selling Expenses

The operating costs were based on data and information supplied by the Company, in accordance with SADIA’s operating features.

Operating Costs

Included in APPENDIX A, their calculations were based on supplementary charts supplied by SADIA.

Administrative and Selling Expenses

Included in APPENDIX A, their calculations were based on supplementary charts supplied by SADIA.

4.7) Depreciation and amortization

a) Historical

Based on the rates of each respective account balance as of the base date of December 31, 2008 (APPENDIX A).

b) Investments

The investments are depreciated according to the straight line method as from the year following their incurrence (APPENDIX A). They are included in APPENDIX A, and their calculations were based on supplementary charts supplied by SADIA.

c) Amortization

The figures include the amortization of premiums related to the acquisition of companies (Goiaves, Big Foods, Mato-grossense de Alimentos and Excelsior) by SADIA.

4.8) Financial Income

Calculations are based on the net indebtedness, taking into account the financial costs of short- and long-term indebtedness, in accordance with loan transaction terms, as well as the earnings from short- and long-term financial investments.

4.9) Income and Social Contribution Taxes

Calculations are based on the effective tax rate observed in Sadia’s standard financial statements, combined with the tax rates in force on the domestic and foreign markets in accordance with the sales mix, as per the information supplied by SADIA.

4.10) Investments

Include expansion investments aimed at increasing capacity and modernizing facilities so as to allow for production volumes compatible with the Company’s sales plan. The investments in expansion were set in accordance with the production capacity levels needed to meet sales volumes estimates. Investments in the replacement of assets for the maintenance and conservation of the existing facilities were also taken into account. Perpetuity included only the investments needed for maintenance of the production units.

The investments are expected to be made with the Company’s own funds.

The values are detailed in APPENDIX A and rely on supplementary charts supplied by SADIA.

4.11) Changes in Working Capital

The changes in working capital were based on the cyclical, historical and estimated Assets and Liabilities referred to in the Business Plan supplied by SADIA for the period of 2009 through 2018.

4.12) Contingencies

Provisions for labor claims, tax and civil lawsuits were recorded in the financial statement dated December 31, 2008. These lawsuits were considered as contingencies, as shown in APPENDIX A, as per the following chart.

No lawsuits whose provisions have not been recorded as of the base date of this document (Dec 31, 2008) were brought to PLANCONSULT’s notice.

	Consolidated
	Balance as of Dec 31, 2007	addition	write-offs	updates	Balance as of Dec 31, 2008

Tax lawsuits	46,668	21,692	(19,163)	1,671	50,868
Labor claims	31,772	5,187	(8,896)	—	28,063
Civil lawsuits	15,046	8,431	(15,707)	2,474	10,244
Provision for contingencies	93,486	35,310	(43,766)	4,145	89,175
Restricted court deposits	(26,692)	1,502	(6,801)	(1,667)	(33,658)
	66,794	36,812	(50,567)	2,478	55,517

4.13) Subsequent Events

This appraisal does not include events which may have occurred after its publication. No relevant facts which may have occur after the appraisal’s base date and before the publication of this document have been brought to PLANCONSULT’S notice.

As of the date of issuance of this appraisal, PLANCONSULT ignores the occurrence of any event which might have caused significant changes in the results.

5.              CONCLUSION

Therefore, the value attributed to SADIA S.A. was defined as one value, according to the herein described assumptions, and as demonstrated in the Discounted Free Cash Flow to Firm (APPENDIX A).

Description	Present Value of Cash Flows (R$)
Discount rate	13.0 % per year
Value during the explicit forecasting period (2009-2020)	R$ 4,865,300,000.00
(+) Value after the explicit forecasting period (present perpetuity value)	R$ 5,761,000,000.00
TOTAL VALUE OF THE CASH FLOW	R$ 10,626,300,000.00
(-) Civil and Labor Contingencies	R$ 55,500,000.00
(-) Loans and financing (short- and long-term)	R$ 8,549,200,000.00
(-) Payable values related to future contracts	R$ 2,777,000,000.00
(-) Dividends, interest on shareholders’ equity and minority interests	R$ 57,900,000.00
(+) Cash and cash equivalents	R$ 2,164,000,000.00
(+) Financial investments	R$ 1,615,700,000.00
(+) Receivable values related to future contracts	R$ 813,300,000.00
(+) Court deposits	R$ 41,600,000.00
TOTAL VALUE OF THE COMPANY	R$ 3,821,300,000.00

It is worth stressing that the data used to determine the cash flow calculation of SADIA rely on SADIA’s assumptions. This SADIA’s evaluation expresses its market value, in compliance with article 8 of Law 6404, of December 15, 1976, concerning capital increase.

Based on the result of SADIA’s value, as well as on the shares’ exchange ratio, the average price per controlling and minority shareholders’ shares is being determined so as to reflect the 25% premium on minority shareholders’ shares, taking into consideration the stock quantity of SADIA, owned by HFF, as follows:

ECONOMIC VALUE OF SADIA S.A.

TOTAL CASH FLOW – in millions of R$	3.821,3

Total Number of Shares – in millions	673,0
Average price per share – R$	5,68

Number of controlling shares - in millions	226,4
Price of controlling share - R$	6,55

Number of minority shares - in millions	446,6
Price of minority share - R$ (controlling share x 80%)	5,24

Therefore, the value of HFF should be calculated based on the numbers of SADIA’s shares owned by HFF, considering the value per voting share (R$ 6.55) above mentioned and multiplying by the number of common shares that HFF will probably own. Therefore, considering that the number of shares is equal to 226,395,405 (number of shares resulted by adherence of 89.78% of Control Block), the value of HFF would be the following:

R$ 6.55 x 226,395,405 = R$ 1,482,889,902.75

Cash value as of 31dec08 = R$ 400.00

VALUE OF HFF = R$ 1,482,890,302.75

6.              PLANCONSULT

PLANCONSULT is a market leader in large companies appraisal, being focused on medium and large size customers, specialized in the Appraisal of companies and fixed assets. To this effect, we have been quite successful with our customers for more than 30 years.

PLANCONSULT provides asset appraisals, business valuations, advisory services in corporate transactions (M&A) and restructurings for the mainstream industrial and financial Brazilian corporations, domestic as well as multinational.

A state of art consulting company, we are fully focused on understanding the clients’ needs and offer services with global and integrated solutions.

Our staff of experienced professionals is armed with a comprehensive database on asset and business valuations. Our main resources are the highly qualified and experienced professional senior staff, as well as a long term large and diverse database on assets and businesses assessments.

“We carry out our work quickly and safely, and we know what brings value to our client, and what doesn’t.”

Maintaining confidentiality, working with maximum integration with the client, balancing planning and action are the keys to our outstanding track record. PLANCONSULT has assisted the most diverse businesses, aiming above the expected results, bringing true benefits to management, and unlocking the value of the appraised Companies.

PLANCONSULT is registered with several Brazilian public agencies for appraisal of fixed assets as well as economic-financial appraisal of large companies, which registrations have been renewed and are currently valid. Our works have traditionally been fully approved by the CVM (Brazilian Securities and Exchange Commission), SEC (Securities Exchange Commission - USA), USGAAP and IASC. Examples thereof are the launching of VCP’s ADRs, CIMPOR’s IPO, organization of the holding companies of TELEFONICA and Portugal Telecom in Brazil and Appraisal of the Actual Shareholders’ Equity at Market Value (PLR) of VIVO, PERDIGÃO, BATAVIA, and ELEVA.

We have large experience in information technology, corporate environment, relational databases, communications relationship among different environments, etc. Our own facilities are provided with latest generation servers, with disk capacity in excess of 20 Tb, and automatic safety and back-up systems, in addition to more than 80 work stations. For field work, we are also provided with mobile networks and servers, in addition to notebooks operated by our field staff, in order to locally assist our customers, with maximum efficiency.

In the recent years, PLANCONSULT has carried out hundreds of appraisals for many of the largest and most important companies in Brazil, in addition to presenting same appraisals to government institutions, such as Banco Nacional de Desenvolvimento Econômico S.A. Participações — BNDESPAR (National Economic Development Bank), Federal Revenue Service, Brazilian Securities and Exchange Commission — CVM, etc.

PLANCONSULT has acted as consultant and advisor in company privatization transactions, under the terms of decree no. 91991, dated November 28, 1985 (company appraisal and transfer of share control), having carried out the appraisal of several companies which have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO and the 53 subsidiaries of the TELEBRÁS System).

We have also carried out technical-financial due diligence services for companies, particularly for meeting the needs of financing organizations as for example IDB (Inter-American Development Bank).

PLANCONSULT, besides its technical capacity and know-how, facilities, staff and already developed and proven own computer systems (hardware and software), has also the necessary and essential field experience, which can be evidenced by the appraisal works performed for the following publicly-held companies:

1)	Company S.A.
2)	Helbor Empreendimentos S.A.
3)	Scopel Desenvolvimento Urbano S.A.
4)	Alicante Comércio, Importação e Exportação Ltda.
5)	Bunge Fertilizantes S/A
6)	Carlyle Brasil Consultoria em Investimentos Ltda.
7)	Companhia Siderúrgica de Mogi das Cruzes - COSIM (SIDERBRÁS).
8)	CSN — Companhia Siderúrgica Nacional
• Cia. Metalúrgica Prada • Mineração Casa de Pedra
9)	DM Farmacêutica Ltda.
10)	Elevadores Atlas Schindler S.A.
11)	Empresas Perdigão
12)	Fosfértil Fertilizantes Fosfatados S.A.
13)	Grupo Camargo Corrêa
• Camargo Corrêa Industrial S.A. • Cimento Cauê S.A.
14)	Grupo Cimpor
• Companhia de Cimentos do Brasil (CCB) • Companhia de Cimento Atol • Companhia Paraíba de Cimento Portland (Cimepar) • Cimento Brumado S.A.
15)	Grupo Electrolux (Prosdócimo, Electrolux e WAP)
16)	Grupo Eucatex
17)	Grupo Julio Simões
• Lubiani Transportes Ltda. • Original Veículos Ltda.
18)	Grupo Marchesan
19)	Grupo Votorantim
• Companhia de Cimento Portland Itaú • Geral de Concreto S.A. • Votorantim Celulose e Papel S.A.
20)	GEP Indústria e Comércio Ltda.
21)	Givaudan do Brasil Ltda.
22)	Grupo Procwork Ltda.
23)	Grupo Telefônica
• Adquira do Brasil Ltda. • Katalyx Cataloguing do Brasil Ltda. • Katalyx do Brasil Ltda.
• Katalyx Transportation do Brasil Ltda.
24)	Henkel do Brasil Indústrias Químicas Ltda.
25)	Hispamar Satélites S/A
26)	Hypermarcas S/A (Ex-)
• Assolan • Quimivale Industrial Ltda. • Etti Produtos Alimentícios Ltda.
• Sul Química Ltda. • FINN Administração de Marcas Ltda. • ÉH Cosméticos S.A.

27)	Indústrias Gessy Lever Ltda.
28)	Orema Indústria e Comércio Ltda.
29)	Qualcomm do Brasil Ltda.
30)	PAV — Indústria e Comércio Ltda.
31)	Sur Tec do Brasil Ltda.
32)	Ultrafétil S.A.
33)	DM Transporte e Logística Internacional S.A.
34)	GPTI — Tecnologia da Informação S.A.
35)	Gerresheimer Plásticos São Paulo Ltda.
36)	Grupo Formitex
• Adamas Papéis • MD Papéis Limeira • MD Papéis Cubatão
37)	VIVO
• Vivo S/A • Vivo Participações S/A • Telemig Celular S/A • Telemig Celular Participações S/A

PLANCONSULT has also performed appraisals for several publicly-held companies engaged in other industries of the Brazilian economy, which appraisals have been approved not only by the companies, but also by the regulatory agencies, including the CVM.

Identification and Qualification of the Professionals in charge of the Appraisal Report:

Edgar Victor Salem — CRA-SP 46,152

PROFESSIONAL SKILLS

Specific experience in appraisals, engineering investigation and technical-economic-financial feasibility studies:

•                  PLANCONSULT Planejamento e Consultoria Ltda. — 1979 to date.

Active participation, as managing-partner and engineer in charge, in the activities developed by the Company throughout the years, especially regarding:

Asset Valuation

PLANCONSULT has attained recognition in appraisals, which include from small assets to complex industrial facilities, such as steelmaking plants, cement plants, public utilities, as well as other companies from various segments. Such services have been applied to negotiations, mergers, acquisitions, accounting values update, purchasing of insurance services, financial transactions and stock exchange listings.

Additional advisory services have also been supplied to several clients, especially investors and some foreign governments.

Company Valuation

Determining the value of a business has been part of PLANCONSULT’s activities, especially referring to changes in controlling interest.

Feasibility Projects

Coordination of modernization or expansion decisions, industrial relocation, investments in new business areas and other activities.

Privatization of Companies

During privatization processes in Brazil, Mr. Salem was PLANCONSULT’s chief coordinator in the position of member (for fixed assets) of consortiums which rendered consulting services to the BNDES (Brazilian development bank) regarding the denationalization of Companies. Such activities started with the sale of companies like COSIM, COSINOR and Máquinas Piratininga, having continued with the important privatizations of USIMINAS, AÇOMINAS, PQU, Banco MERIDIONAL and the TELEBRÁS system.

Company Recovery and Management

Chief coordinator of equity interest sales for which PLANCONSULT’s expertise has been required, which included reorganization activities and/or studies or even a direct temporary involvement for the implementation of the solutions proposed through the coordination of a consulting team.

1975 to 1977: Own consulting office - São Paulo.

Coordination of investigations, appraisals and economic feasibility studies. The Consulting Office rendered advisory services in appraisals for companies such as the Companhia do Metropolitano de São Paulo (the subway company of the State of São Paulo), SABESP - Companhia de Saneamento Básico de São Paulo (the water works company of the State of São Paulo), São Paulo’s local government, EMURB - Empresa Municipal de Urbanização S.A. (the urbanization company of the municipality of São Paulo), and the Court of Appeals of the State of São Paulo.

PROFESSIONAL ASSOCIATIONS AND OTHER ACTIVITIES

•                  Permanent member and president of IBAPE engineering appraisals institute - São Paulo Chapter - 1980 to 1982.

•                  Member of the organizing committee of the World Appraisals Convention, sponsored by IBAPE and FIABCI — International Real Estate Federation, held in October 1981, in São Paulo.

•                  Member of the studies committee responsible for the elaboration of the standards related to Machines, Equipment, Facilities and Industrial Complexes Appraisal published by ABNT - Brazilian Association of Technical Standards.

•                  Speaker specialized in company valuation for groups such as ABGR, BNH, and IBAPE.

EDUCATIONAL BACKGROUND

•                  Industrial Engineering degree from Faculdade de Engenharia Industrial - FEI in 1974 (CREA 46152/SP).

•                  Business Administration degree from Escola de Administração de Empresas de São Paulo - FGV in 1977.

SPECIALIZATION COURSES

•                  Advanced courses on engineering appraisals and investigations, held by Instituto de Engenharia (IE) and IBAPE.

•                  Course on appraisals for insurance - IBAPE and IE - São Paulo.

•                  International Meeting - IBMEC “Valuation of Investments.”

As partner in PLANCONSULT, he has participated in all economic-financial appraisals developed by the company since its foundation.

Marcos Benedito Jorge — CRE-SP 17,198

PROFESSIONAL SKILLS

Company Valuation

Determining the value of a business has been part of PLANCONSULT’s activities, especially referring to changes in controlling interest.

Feasibility Projects

Development of several economic-financial feasibility studies and financial statements’ analysis.

Coordination of modernization and expansion decisions, industrial relocation, investments in new business areas and other activities. Participation in funding requests to the BNDES System.

Wide experience in strategic planning and economic-financial management of industrial and reforestation projects.

Coordination and development of investment programs and asset revaluation projects.

PROFESSIONAL BACKGROUND

•                  PLANCONSULT Planejamento e Consultoria Ltda. July 1993 to date.

•                  Indústrias de Papel Simão S.A. — March 1974 to May 1993.

•                  Vidros Corning Brasil Ltda. — January 1974 to March 1974.

•                  Cia. Siderúrgica Mogi das Cruzes — July 1972 to January 1974.

ACADEMIC BACKGROUND

•                  Graduation program in Development and Appraisal of Economic Projects at FMU — Faculdades Metropolitanas Unidas.

•                  Degree in Economics from Universidade de Mogi das Cruzes.

Has participated in several economic-financial appraisals developed by PLANCONSULT since 1994.

Edgar Victor Salem Jr. — CRA-SP 82,986

PROFESSIONAL SKILLS

Wide experience in the Administrative and Commercial areas, both in large and small companies. Experienced in the development and coordination of projects carried out in different corporate segments.

Knowledge of the mechanical engineering area, working on the reconciliation and appraisal of fixed assets. Successful experience in the implementation of productivity programs, being responsible for database creation, maintenance and updating.

Asset Valuation

At PLANCONSULT, he has accomplished recognition in appraisal processes carried out in both small assets and complex industrial facilities such as cement plants and public utilities, as well as in other companies from various segments. These services have been applied to negotiations, mergers, acquisitions, accounting values update, purchasing of insurance services, financial transactions and stock exchange listings.

Appraisals of assets in power distribution companies aiming at tariff review, in compliance with Resolution No. 493 and Technical Note No. 178 of ANEEL electricity regulatory agency.

Company Valuation

At PLANCONSULT, he has participated in economic-financial appraisals in various segments such as: cement, steelmaking, telecom, civil construction and retail, among others. Such services have been applied to negotiations, mergers, acquisitions, financial transactions, changes in controlling interest, corporate restructuring, and stock exchange listing/delisting.

Feasibility Projects

Expansion and improvement of the research and presentations development areas in various national and international sectors, working together with specific performance teams.

Development of economic-financial feasibility studies, financial statements analyses and asset revaluation projects.

Responsible for the identification of Brazilian projects funded by the World Bank and the Inter-American Development Bank.

PROFESSIONAL BACKGROUND

•                  PLANCONSULT Planejamento e Consultoria Ltda. — March 2002 to date.

•                  Bank of America (São Paulo) - 2001 to 2002.

•                  Bank of America (Washington D.C) - 2000.

ACADEMIC BACKGROUND

•                  MBA in Finance — IBMEC São Paulo

•                  Business Administration - Fundação Armando Álvares Penteado (FAAP)

•                  International Business and Trade - American University - USA

Participation in all economic-financial appraisals developed by PLANCONSULT since 2002.

7.              DISCLAIMER

This Economic-Financial Appraisal Report has been prepared by PLANCONSULT based on information provided by the company’s management, including accounting and financial statements of the company, it being certain that PLANCONSULT has taken all caution and acted on a highly diligent basis in order to request that information provided by the company was true and consistent. Notwithstanding the foregoing, it may not warrant that such information is correct and complete.

PLANCONSULT has not carried out any legal, accounting or other audit processes nor has independently investigated the information made available for purposes of preparing the Economic-Financial Appraisal Report. Accordingly, impacts of any other audit or investigation process were not taken into consideration and PLANCONSULT does not undertake any responsibility whatsoever for the truthfulness, accuracy or extent of the information obtained.

Forward-looking considerations were made, which are subject to changes, thus modifying the work conclusions. It may not be guaranteed that any of the assumptions, estimates, projections, partial or total results or conclusions used or presented in this Economic-Financial Appraisal Report are or may be actually achieved, either fully or partially. The final results may differ from the projections, which differences may be material. The final results may be also impacted, among other factors, by market conditions. Therefore, no guarantee may be provided by PLANCONSULT as for projections contained in this document being realized or not, especially those the occurrence of which depends on future and uncertain events.

The processed information was not analyzed by PLANCONSULT as to its validity and legal effectiveness, since such analysis is beyond its professional scope. The validity and enforceability of the liens or encumbrances over the Company’s properties have neither been analyzed.

Therefore, PLANCONSULT does not undertake any liability for legal, engineering or finance matters, other than as it is implicit in the exercise of its specific duties in the case, as primarily set forth in laws, codes or own regulations.

The company’s staff has not, in any way, directed, prevented or performed any acts which could have impaired the access, use or knowledge of the information material for the quality of the work, having declared that all the documents and/or other information available for the performance of this valuation and quality of the respective conclusions were provided to PLANCONSULT.

It must be pointed out that all the amounts considered in this work were recorded on an uniform basis as cash values, at base date December 31, 2008.

São Paulo, July 8th, 2009.

PLANCONSULT Planejamento e Consultoria Ltda.

CREA: 21973 — State of São Paulo

CRA: E-1256 — State of São Paulo

CORECON: RE / 2849 — State of São Paulo

Edgar V. Salem	Marcos B. Jorge	Edgar V. Salem Jr.
CRA: 12,500 — SP CREA: 46,152 - SP	CORECON: 17,198 - SP	CRA: 82,986 — SP

8.              GLOSSARY

The following table includes the abbreviations, initials and technical terms used in the present Appraisal. We point out that we searched to identify the meaning of each abbreviation and technical term on the very local of their occurrence throughout the text.

Abbreviations	Meaning
a.a.	per year
BNDES	Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Economic and Social Development Bank)
CAPM	Capital Assets Pricing Model, generally used to calculate own capital cost

CIA.	Companhia (Company)
CNPJ	National Corporate Taxpayers Register
COFINS	Social Security Financing Contribution tax
CORECON	Regional Economic Council
CRA	Regional Administration Council
CREA	Regional Engineering and Architecture Council
CS	Social Contribution
Cs	Sovereign risk premium, also defined as the additional cost of a dollar-denominated fixed income security issued by the Brazilian government over the U.S risk-free rate.

CSLL	Social Contribution Tax on Net Profit
CVM	Brazilian Securities Commission
DCF	Discounted Cash Flow
EBIT	Earnings before interest and taxes

EBITDA	Earnings before interest and taxes, depreciations/depletion and amortization

EBT	Earnings before taxes
EMBI+	Emerging Markets Bond Index
FINAME	Financing of machines and equipment granted by the BNDES system
FLCA	Shareholders’ free cash flow
FGV	Fundação Getúlio Vargas
INSS	Instituto Nacional da Seguridade Social (Brazilian social security institute )
IPCA	Broad Consumer Price Index
IR	Income Tax
ISO	International Organization for Standardization

ISS	Service Tax
JP Morgan	Leading financial services company with headquarters in New York and one of the largest banking institutions in the United States.

Ke	Own capital cost
LAIR	Income before the income tax
LTDA.	Limited Liability Company
NCG	Working Capital Needs
NIRE	Company registration number
IPO	Public Offering of Shares
PDD	Allowance for Doubtful Debtors
GDP	Gross Domestic Product
PIS	Social Integration Program
PL	Shareholders’ equity
PLR	Real shareholders’ equity
ref.	reference
Rep.	Replacement
Rf or Tbond	Risk-free rate of U.S.Treasury Bonds
PRm	Market risk premium
S.A.	Joint Stock Corporation
Selic	Brazilian basic interest rate
SMC	Average Cash Balance
Spread	Difference between the purchase (supply) price and the sale (offer) price of a share, security or monetary transaction.

β	Coefficient representing the ratio between the risk offered by a given asset against the market.

9.              APPENDIX

APPENDIX A — FCFE (Free Cash Flow to Firm, Discount Rate, Database, Sales Revenues, Costs and Expenses, etc.)

APPENDIX B — SADIA’s Annual Report - 2008

APPENDIX C — SADIA’s By-Laws

APPENDIX

APPENDIX A

FCFE (Free Cash Flow to Firm, Discount Rate, Database, Sales Revenues, Costs and Expenses, etc.).

APPENDIX B

SADIA’s Annual Report — 2008

The SADIA’s Annual Report for the year 2008 should be considered part of this report. Further information can be obtained at the website of the company.

APPENDIX C

SADIA’s By-Laws